PARTNERS

JOHN ADEBIYI ♦

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ♦*

G.S. PAUL MITCHARD QC ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

ALEC P. TRACY *

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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March 14, 2014

VIA EDGAR

Coy Garrison, Staff Attorney

Kristina Aberg Attorney-Advisor

Robert Telewicz, Senior Staff Accountant

Shannon Sobotka, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Leju Holdings Limited (CIK No. 0001596856)
Registration Statement on Form F-1 (Registration No.:  333-194505)
Response to the Staff’s Comments dated March 12, 2014

Dear Mr. Garrison, Ms. Aberg, Mr. Telewicz and Ms. Sobotka:

On behalf of our client, Leju Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 12, 2014. Concurrently with the submission of this letter, the Company is filing amendment No. 1 to its registration statement on Form F-1 (the “Amended Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Company respectfully advises the Staff that it plans to file another amendment to the registration statement on Form F-1 containing the preliminary prospectus with the estimated offering size and price range on or after April 1, 2014 and commence the road show for the proposed offering immediately thereafter.  The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Set forth below are the Company’s responses to the comments contained in the letter dated March 12, 2014 from the Staff. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.*                                          *                                                *

Our PRC subsidiaries and consolidated VIEs are subject to restrictions . . ., page 40

1.                                      We note your disclosure that you rely on dividends from your PRC subsidiaries for your cash and financing requirements, such as funds necessary to pay dividends and other cash distributions to your shareholders and to service debt. We also note your disclosure that you have not received any dividend payments or other distributions from your PRC subsidiaries and do not expect to receive any dividend payments or distributions from your PRC subsidiaries in the future. Please clarify and address how this will impact your future liquidity within Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 95 and 96 of the Amended Registration Statement.

2.                                      We note your revised disclosure on page 41 that if your PRC subsidiaries and consolidated VIEs incur debt in the future, the debt instruments may restrict the ability of your PRC subsidiaries to pay dividends to you and may restrict your VIEs from paying service fees to you. Please clarify whether your PRC subsidiaries and consolidated VIEs currently plan to incur debt. Additionally, please clarify whether your contractual arrangements with your VIEs enable you to prevent them from entering into debt arrangements that could be detrimental to you.

The Company respectfully advises the Staff that its PRC subsidiaries and consolidated VIEs do not currently plan to incur debt, and the Company has the ability to prevent them from entering into debt arrangements that could be detrimental to the Company.  In response to the Staff’s comment, the Company has revised the referenced disclosure on page 41 of the Amended Registration Statement to clarify that the Company’s contractual arrangements with its consolidated VIEs enable it to prevent them from entering into debt arrangements.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities..., page 41

3.                                      We note your disclosure that you may make loans to your consolidated PRC subsidiaries and consolidated VIEs or may make additional capital contributions to your PRC subsidiaries, subject to satisfaction of applicable governmental registration and approval requirements. Additionally, we note that you are currently unable to extend loans to your PRC subsidiaries. Please address how these circumstances will impact your liquidity within Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company respectfully advises the Staff that if the Company intends to make loans to any of the PRC subsidiaries, the Company may increase the total investment of the relevant PRC subsidiary. After the increase of total investment is approved by the Ministry of Commerce or its local counterpart, the Company may extend loans to the relevant PRC subsidiary in a principal amount that does not exceed the difference between the increased total investment and the registered capital of such PRC subsidiary. The Company has revised the referenced disclosure on page 41 of the Amended Registration Statement to clarify this point.

In response to the Staff’s comment, the Company has also revised the referenced disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 95 and 96 of the Amended Registration Statement.

Foreign ownership of the real estate agency and brokerage business..., page 45

4.                                      We note your disclosure here and elsewhere that City Rehouse has not obtained approval from the PRC Ministry of Commerce to provide real estate agency and brokerage services. Please clarify whether you intend to seek such approval, and if not, please explain why you do not intend to seek such approval.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 45 of the Amended Registration Statement.

Corporate History and Structure, page 65

5.                                      We note your response to comment 20 of our letter dated February 18, 2014. Please make clear how you are able to have City Rehouse as a wholly-owned subsidiary considering your statement in note 2 on page 66 that it and all its subsidiaries fall in the restricted category of foreign investment.

The Company respectfully advises the Staff that not all the businesses which fall in the “restricted” category for foreign investment under the Foreign Investment Industrial Guidance Catalogue are prohibited from being wholly owned by foreign investors. Under PRC law, foreign investors are permitted to own 100% of PRC subsidiaries with a registered business scope that includes real estate brokerage services so long as they obtain approval from the relevant government authorities.  In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 6, 45 and 66 of the Amended Registration Statement to clarify this point.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 75

Critical Accounting Policies, page 81

Revenue Recognition, page 81

6.                                     Please update the discussion of e-commerce revenues to reflect the changes made within the financial statements on page F-19.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 81 and 82 of the Amended Registration Statement.

7.                                      We note your response to our prior comment 45. Please disclose in your amended filing the total amount of revenue earned by the Group related to agreements that have been accounted for as multiple element arrangements by E-House. Additionally, please include similar disclosure in your financial statements.

In response to the Staff’s comment, the Company has added the referenced disclosure on pages 83 and F-20 of the Amended Registration Statement.

Variable Interest Entities, page 83

8.                                      We have reviewed your response to prior comment 22. In your amended filing please include a table that presents separately the revenues and associated expenses and total assets for those entities that are apart from the VIEs and the VIEs themselves for each period presented in the financial statements.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 84 of the Amended Registration Statement.

9.                                      In your amended filing please disclose the amount of cash held in USD and RMB for the periods presented in the financial statements.

The Company respectfully advises the staff that the consolidated VIEs do not hold any U.S. dollar cash balances for the periods presented in the financial statements.  In response to the Staff’s comment, the Company has added the referenced disclosure on page 85 of the Amended Registration Statement.

Directors and Executive Officers, page 127

10.                               We note your disclosure regarding Mr. Cheng’s forthcoming appointment as your Executive Director. Please clarify Mr. Cheng’s responsibilities as Executive Director, and whether Mr. Cheng will serve as both an executive officer and as a director.

The Company respectfully advises the Staff that Mr. Li-Lan Cheng is the chief operating officer of E-House, the Company’s parent company. In this capacity, his responsibilities include discussing and approving the Company’s annual performance target and budget, approving the Company’s compensation and incentive schemes, approving certain expenditures and fixed asset investments, and coordinating matters between the Company and other business units of E-House. He is otherwise not an executive officer of the Company.

Financial Statements

1.  Organization and Principal Activities, page F-8

11.                               We note your disclosure that as part of the reorganization, the secondary real estate brokerage services of City Rehouse have been transferred to entities outside the Group. Please clarify how this disclosure is consistent with footnote (2) on page 6 and the diagram that illustrates the company’s corporate structure as of the date of your prospectus.

The Company respectfully advises the Staff that, as noted in the financial statements, City Rehouse no longer provides real estate brokerage services. However from a PRC legal perspective, the scope of business in its business registration has not changed. Please refer to the revised disclosure on pages 6 and 66 of the Amended Registration Statement.

2.  Summary of Principal Accounting Policies, page F-10

(n) Revenue recognition, page F-18

12.                               We note your response to prior comment 44. Please revise your disclosure to clarify that property viewing and online deposit payments supporting services are provided free of charge in connection with the sale of discount coupons and online property auctions. Include similar disclosure within Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In response to the Staff’s comment, the Company has added the referenced disclosure on pages 81 and F-18 of the Amended Registration Statement.

*                                         *                                         *

If you have any questions regarding the Amended Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                    Xin Zhou, Chairman, Leju Holdings Limited

Min Chen, Chief Financial Officer, Leju Holdings Limited

Lawrence Jin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Roberts, Partner, O’Melveny & Myers LLP

Ke Geng, Partner, O’Melveny & Myers LLP